POLYRIZON LTD.
8 HaPnina St.,
Raanana, 4321545, Israel.

VOTE BY INTERNET - **www.proxyvote.com**
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time, July 12, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time, July 12, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

POLYRIZON LTD.
The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	To approve the re-election of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur to serve as Class II directors of the Company, until the annual general meeting of the shareholders to be held in 2029 and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with the Company's Amended and Restated Articles of Association.			
1(a).	Liat Sidi	☐	☐	☐
1(b).	Yehonatan Zalman Vinokur	☐	☐	☐
2.	To approve the amended compensation policy for the Company's executive officers and directors.	☐	☐	☐
3.	To approve the grant of equity awards to the Company's directors.	☐	☐	☐
4.	To approve the grant of equity awards to the Chairman of the board of directors (the "***Board***"), the Chief Executive Officer, and the Chief Technology Officer.	☐	☐	☐
5.	To approve an amendment to the compensation terms of the Company's non-executive directors.	☐	☐	☐
6.	To approve that the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chairman of the Board's compensation components shall be the higher of (i) the actual applicable NIS/U.S. Dollar exchange rate and (ii) NIS 3.5 per U.S. Dollar, effective as of January 2026.	☐	☐	☐
7.	To approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network ("**Deloitte**"), to serve as the Company's independent auditors for the year ending December 31, 2026, and until the next annual general meeting of the shareholders, and to authorize the Company's Board of Directors (with power of delegation to the Audit Committee) to fix Deloitte's remuneration for the auditing services during such period.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

POLYRIZON LTD.
Annual General Meeting of Shareholders
To be held July 13, 2026
This proxy is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) Mr. Tomer Izraeli, Mr. Oz Adler, and each of them, as proxies and attorneys-in-fact, each with the power to appoint (his/her) substitute or successive substitutes, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Polyrizon Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 PM (Israel time) on July 13, 2026, at 8 HaPnina St., Raanana, 4321545, Israel, and in their discretion, according to their best judgment and the recommendation of the board of directors, to vote upon such other business as may properly come before the meeting, any adjournment(s) or postponement(s) thereof. The undersigned shareholder(s) also acknowledge(s) receipt of the Notice of Annual General Meeting of Shareholders and the Company's Proxy Statement, dated June 8, 2026, for such meeting (including either a physical copy or by way of electronic access).

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN "INTERESTED SHAREHOLDER") IN THE APPROVAL OF PROPOSAL NO. 2 AND PROPOSAL NO 4 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF SUCH PROPOSALS. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2 OR PROPOSAL NO. 4, PLEASE NOTIFY MR. TOMER IZRAELI, THE COMPANY'S CHIEF EXECUTIVE OFFICER, AT 8 HAPNINA ST., RAANANA, 4321545, ISRAEL, TELEPHONE: +972-9-3740120 OR EMAIL (TOMER@POLYRIZON-BIOTECH.COM).

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side